UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

HECKMANN CORPORATION

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

422680108

(CUSIP Number)

Mark D. Johnsrud

c/o Heckmann Corporation

300 Cherrington Parkway, Suite 200, Coraopolis, PA 15108

412-329-7275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422680108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Mark D. Johnsrud
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 88,450,000
	8.	Shared Voting Power 6,550,000
	9.	Sole Dispositive Power 88,450,000
	10.	Shared Dispositive Power 6,550,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (1)
14.	Type of Reporting Person IN

(1)	Based upon 156,707,244 shares of Common Stock outstanding as of November 2, 2012, as reported in Heckmann Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, and the issuance on November 30, 2012 of 95,000,000 shares of Common Stock of Heckmann Corporation (the “Company”) approved by the Company’s stockholders on November 9, 2012 in connection with the merger of Badlands Power Fuels, LLC (formerly Badlands Energy, LLC) (“Power Fuels”), with a wholly-owned subsidiary of the Company.

CUSIP No. 422680108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). JPJ LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,550,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,550,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,550,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person PN

(2)	Based upon 156,707,244 shares of Common Stock outstanding as of November 2, 2012, as reported in Heckmann Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, and the issuance on November 30, 2012 of 95,000,000 shares of Common Stock of Heckmann Corporation (the “Company”) approved by the Company’s stockholders on November 9, 2012 in connection with the merger of Badlands Power Fuels, LLC (formerly Badlands Energy, LLC) (“Power Fuels”), with a wholly-owned subsidiary of the Company.

CUSIP No. 422680108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Badlands Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,550,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,550,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,550,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (3)
14.	Type of Reporting Person OO

(3)	Based upon 156,707,244 shares of Common Stock outstanding as of November 2, 2012, as reported in Heckmann Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, and the issuance on November 30, 2012 of 95,000,000 shares of Common Stock of Heckmann Corporation (the “Company”) approved by the Company’s stockholders on November 9, 2012 in connection with the merger of Badlands Power Fuels, LLC (formerly Badlands Energy, LLC) (“Power Fuels”), with a wholly-owned subsidiary of the Company.

CUSIP No. 422680108

Explanatory Note

This Amendment No. 1 (this “Amendment”) to Schedule 13D for Mark D. Johnsrud (the “Reporting Person”) relates to the transfer of 6,550,000 shares owned by the Reporting Person (the “Transferred Shares”) of common stock, $0.001 par value per share (the “Common Stock”), of Heckmann Corporation, a Delaware corporation (the “Company” or the “Issuer”) to JPJ LP, a Delaware limited partnership (the “LP”) formed by Badlands Capital, LLC, a Delaware limited liability company (the “General Partner”), the Reporting Person, Jennifer Lynn Stubbs, Pamela Sue Johnsrud and Janna Marie Johnsrud (collectively, the “Limited Partners” and together with the General Partner, the “Partners”) for estate planning purposes on November 7, 2012 pursuant to the Agreement of Limited Partnership, dated as of December 18, 2012, by and among the Partners (the “LPA”). Upon the transfer of the Transferred Shares, the LP and the General Partner each hold, directly and indirectly, respectively, approximately 2.6% of the Common Stock of the Company.

Except as otherwise provided in this Amendment, each Item of the Reporting Person’s initial beneficial ownership statement on Schedule 13D previously filed with the Securities and Exchange Commission on December 10, 2012 (the “Initial 13D”) remains unchanged.

Item 2. Identity and Background.

The disclosure previously provided in Item 2(a) – (f) of the Initial 13D is hereby incorporated into Item 2 of this Amendment by reference with respect to the Reporting Person.

In addition, the LP and the General Partner are also filing this statement, each with respect to its beneficial ownership of the Transferred Shares. The name of the LP is JPJ LP and the address of its principal office is 10131 East Cavedale Drive, Scottsdale, AZ 85262. The name of the General Partner is Badlands Capital, LLC and the address of its principal office is 10131 East Cavedale Drive, Scottsdale, AZ 85262. Each of the LP and General Partner are organized under the laws of the State of Delaware and the principal business of each of the LP and the General Partner is investment. During the last five years, each of the LP, the General Partner and the manager of the General Partner, the Reporting Person, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 of this Amendment is incorporated by reference into Item 3 of this Amendment. This Amendment relates to a transfer of the Transferred Shares made by the Reporting Person in connection with the formation of the LP. In exchange for the transfer of the Transferred Shares from the Reporting Person to the LP, the Reporting Person received an ownership interest in the LP. The the General Partner and the LP are each affiliates of the Reporting Person.

Item 4. Purpose of Transaction.

The disclosure previously provided in Item 4 of the Initial 13D is hereby incorporated into Item 4 of this Amendment by reference and amended to include the following additional disclosure:

“The LP is a limited partnership formed by the Partners for estate planning purposes on November 7, 2012. The Reporting Person is the manager and 94.33% owner of the General Partner of the LP. On December 20, 2012, the Reporting Person transferred the Transferred Shares to the LP. Upon the transfer of the Transferred Shares, the LP is the direct beneficial owner of the Transferred Shares, and each of the General Partner and the Reporting Person are indirect beneficial owners of the Transferred Shares. The General Partner is an indirect beneficial owner of the Transferred Shares as the sole general partner of the LP, with shared voting and dispositive power with respect to such shares, subject to the Stockholder’s Agreement and the LPA. The Reporting Person is an indirect beneficial owner of the Transferred Shares by virtue of being the manager and 94.33% owner of the General Partner, the sole general partner of the LP, with shared voting and dispositive power with respect to such shares, subject to the Stockholder’s Agreement and the LPA. All control of the LP rests with the Reporting Person in his capacity as manager and 94.33% owner of the General Partner, the sole general partner of the LP, and the Limited Partners have no ability to remove or replace the General Partner as general partner.”

Other than as described in this Amendment and the Initial 13D, the Reporting Person, the General Partner and the LP do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. The Reporting Person, the General Partner and the LP reserve the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as the Reporting Person, the General Partner and the LP may determine.

Item 5. Interest in Securities of the Issuer.

The disclosure previously provided in Item 5 of the Initial 13D is hereby amended and restated in entirety and replaced by the following disclosure:

“(a)-(b) The beneficial ownership of the Common Stock by the Reporting Person, the General Partner and the LP is as follows:

(i)	The Reporting Person is the direct beneficial owner of 88,450,000 shares of Common Stock (the “Johnsrud Shares”), constituting approximately 35.1% of the Company’s outstanding shares of Common Stock. The Reporting Person has sole power to vote and direct the vote of all Johnsrud Shares subject to the Stockholder’s Agreement, as defined and described in Item 4 of the Initial 13D, which definition and description is incorporated into Item 5 of this Amendment by reference. Of the Johnsrud Shares, (a) 78,450,000 shares are owned of record by the Reporting Person and (b) 10,000,000 shares are owned of record by the Reporting Person but held in escrow pursuant to an Escrow Agreement among the Company, Rough Rider Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, the Reporting Person and a third party escrow agent (the “Escrow Agreement”). The Reporting Person’s indemnification obligations under the Merger Agreement (as described and defined in Item 4 of the Initial 13D), if any, will be satisfied solely by the Johnsrud Shares held in the escrow account pursuant to the Escrow Agreement, subject to certain limited exceptions. Of the 10,000,000 escrowed shares, 7,500,000 shares will be released from escrow to the Reporting Person fifteen months after the Closing Date (as defined in Item 4 of the Initial 13D), and the remaining 2,500,000 shares will be released from escrow to the Reporting Person three years after the Closing Date, subject in each case to any open claims. The foregoing is a summary of the material provisions of the Escrow Agreement and is qualified in its entirety by reference to the Escrow Agreement, a copy of which is attached to the Initial 13D as Exhibit 3 and which is incorporated by reference into this document.

(ii)	As described in Item 4 of this Amendment, the Reporting Person is the manager and 94.33% owner of the General Partner of the LP. The LP is a limited partnership formed by the Partners for estate planning purposes on November 7, 2012. On December 20, 2012, the Reporting Person transferred the Transferred Shares to the LP in exchange for an ownership interest in the LP. Upon the transfer of the Transferred Shares, the LP is the direct beneficial owner of the Transferred Shares, and each of the General Partner and the Reporting Person are indirect beneficial owners of the Transferred Shares. The General Partner is an indirect beneficial owner of the Transferred Shares as the sole general partner of the LP, with shared voting and dispositive power with respect to such shares, subject to the Stockholder’s Agreement and the LPA. The Reporting Person is an indirect beneficial owner of the Transferred Shares by virtue of being the manager and 94.33% owner of the General Partner, the sole general partner of the LP, with shared voting and dispositive power with respect to such shares, subject to the Stockholder’s Agreement and the LPA. All control of the LP rests with the Reporting Person in his capacity as manager and 94.33% owner of the General Partner, the sole general partner of the LP, and the Limited Partners have no ability to remove or replace the General Partner as general partner. The Transferred Shares constitute approximately 2.6% of the Company’s outstanding shares of Common Stock.

The foregoing ownership percentages in (i) and (ii) are based upon 156,707,244 shares of Common Stock outstanding as of November 2, 2012, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, and 95,000,000 shares of Common Stock of the Company issued on November 30, 2012 in connection with the Merger, as defined and described in Item 4 of the Initial 13D, which definition and description is incorporated into Item 5 of this Amendment by reference, and does not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Person.

(c)	Except in connection with his acquisition of the Common Stock comprising the Transferred Shares and the Johnsrud Shares as described in Item 4 of the Initial 13D and his transfer of the Transferred Shares as described in this Amendment, the Reporting Person has not effected any transactions in the Common Stock of the Company during the sixty days prior to the date of this Amendment. Except in connection with the LP’s acquisition of the Transferred Shares as described in this Amendment, each of the General Partner and the LP have not effected any transactions in the Common Stock of the Company during the sixty days prior to the date of this Amendment.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Reporting Person’s transfer of the Transferred Shares to the LP on December 20, 2012, the LP executed a joinder to become a party to the Stockholder’s Agreement, as defined and described in Item 4 of the Initial 13D, which definition and description is incorporated into this Item 6 of this Amendment by reference.

Item 7. Material to be Filed as Exhibits.

The disclosure previously provided in Item 7 of the Initial 13D is hereby incorporated into Item 7 of this Amendment by reference and amended to include the following additional disclosure:

4	Joint Filing Agreement, dated December 27, 2012, by and among Mark D. Johnsrud, JPJ LP and Badlands Capital, LLC relating to the joint filing of the beneficial ownership statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2012	/s/ Mark D. Johnsrud
Mark D. Johnsrud

JPJ LP

By: Badlands Capital, LLC, its general partner

/s/ Mark D. Johnsrud
Name: Mark D. Johnsrud
Title: Manager

Badlands Capital, LLC

/s/ Mark D. Johnsrud
Name: Mark D. Johnsrud
Title: Manager